SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January 2017

Commission File Number: 001-36581

Vascular Biogenics Ltd.

(Translation of registrant’s name into English)

6 Jonathan Netanyahu St.

Or Yehuda

Israel 6037604

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE

Attached hereto and incorporated by reference herein is the registrant’s press release issued on January 6, 2017, entitled “VBL Therapeutics Announces Completion of Enrollment in the Pivotal GLOBE Study”. This Report of Foreign Private Issuer on Form 6-K shall be incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-207250), filed with the Securities and Exchange Commission (the “SEC”) on October 2, 2015, to the extent not superseded by information subsequently filed or furnished (to the extent the Company expressly states that it incorporates such furnished information by reference) by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VASCULAR BIOGENICS LTD.

Date: January 6, 2017	By:	/s/ Dror Harats
Name: Dror Harats
Title: Chief Executive Officer

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VBL Therapeutics Announces Completion of Enrollment in the Pivotal GLOBE Study

Company Reiterates Guidance for GLOBE Interim Analysis to Occur in Mid-2017 and Final Analysis in Early 2018

TEL AVIV, ISRAEL, January 6, 2017 — VBL Therapeutics (NASDAQ: VBLT), announced today that it has completed enrollment in the GLOBE Phase 3 study evaluating the efficacy of its lead candidate ofranergene obadenovec (VB-111) in patients with recurrent glioblastoma (rGBM). Enrollment in the study, 256 patients in total, has been completed five months ahead of schedule.

“We are very encouraged by the high level of interest shown by both patients and physicians in GLOBE, resulting in completion of enrollment five months ahead of plan,” said Professor Dror Harats, M.D., Chief Executive Officer of VBL. “VB-111 has generated positive data in several tumor types, including a statistically significant overall survival benefit in rGBM. We are hopeful that the GLOBE trial will confirm these positive findings and generate the data required to support registration.”

VBL has also received FDA approval for adjustments in the GLOBE protocol. These major modifications relate to the triggers for the interim and final analyses. The SPA covering GLOBE remains in place. Originally, the interim analysis in GLOBE was to be conducted after 91 deaths. The modified protocol specifies that it will be conducted after 105 deaths, and after 50% of the patients have more than 12 months potential follow up, whichever occurs later. The final analysis will be conducted at 189 deaths (75% of events), versus the original planned for 151 deaths (60% of events).

These adjustments to the GLOBE protocol are intended to provide better powering and increase the probability for a clearer efficacy signal. Given the fast recruitment pace and completion of recruitment ahead of schedule, the company continues to expect that the interim analysis will occur in mid-2017 and that the top-line results from the full dataset will be available in early 2018.

About VBL

Vascular Biogenics Ltd., operating as VBL Therapeutics, is a clinical stage biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for cancer. The Company’s lead oncology product candidate, ofranergene obadenovec (VB-111), is a first-in-class, targeted anti-cancer gene-therapy agent that is positioned to treat a wide range of solid tumors. It is conveniently administered as an IV infusion once every two months. It has been observed to be well-tolerated in >200 cancer patients and we have observed its efficacy signals in an “all comers” Phase 1 trial as well as in three tumor-specific Phase 2 studies. Ofranergene obadenovec is currently being studied in a Phase 3 pivotal trial for recurrent Glioblastoma, conducted under an FDA Special Protocol Assessment (SPA).

About Ofranergene Obadenovec (VB-111)

ofranergene obadenovec is a unique biologic agent that uses a dual mechanism to target solid tumors. Based on a non-integrating, non-replicating, Adeno 5 vector, ofranergene obadenovec utilizes VBL’s proprietary Vascular Targeting System (VTS™) to target the tumor vasculature for cancer therapy. Unlike anti-VEGF or TKIs, ofranergene obadenovec does not aim to block a specific pro-angiogenic pathway; instead, it uses an angiogenesis-specific sensor (VBL’s PPE-1-3x proprietary promoter) to specifically induce cell death in angiogenic endothelial cells in the tumor milieu. This mechanism retains activity regardless of baseline tumor mutations or the identity of the pro-angiogenic factors secreted by the tumor and shows efficacy even after failure of prior treatment with other anti-angiogenics. Moreover, ofranergene obadenovec induces specific anti-tumor immune response, which is accompanied by recruitment of CD8 T-cells and apoptosis of tumor cells.

Ofranergene obadenovec completed a Phase 2 study in rGBM, which showed a statistically significant improvement in overall survival in patients treated with ofranergene obadenovec through progression, compared to either patients treated with ofranergene obadenovec followed by bevacizumab alone, or to historical bevacizumab data. In a Phase 2 trial for recurrent platinum-resistant ovarian cancer, ofranergene obadenovec demonstrated a statistically significant increase in overall survival and 60% durable response rate (as measured by reduction in CA-125), approximately 2x the historical response with bevacizumab plus chemotherapy in ovarian cancer. In a Phase 2 study in recurrent, iodine-resistant differentiated thyroid cancer, ofranergene obadenovec met the primary endpoint and provided evidence of disease stabilization and a positive safety profile along with a dose-response. Data also showed evidence of an overall survival benefit for patients treated with the therapeutic dose. Ofranergene obadenovec has received Fast Track Designation for recurrent glioblastoma in the U.S. and orphan drug status for glioblastoma in both the U.S. and EU.

About the GLOBE Study

VBL’s pivotal Phase 3 GLOBE study is proceeding under a Special Protocol Assessment (SPA) granted by the FDA, with full endorsement by the Canadian Brain Tumor Consortium (CBTC). VB-111 has received orphan drug designation in the United States and Europe and has been granted Fast Track designation by the FDA for prolongation of survival in patients with glioblastoma that has recurred following treatment with standard chemotherapy and radiation. More information about the GLOBE trial can be found here: https://www.clinicaltrials.gov/ct2/show/NCT02511405

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. These forward-looking statements include, but are not limited to, statements regarding the clinical development of ofranergene obadenovec (VB-111) and its therapeutic potential and clinical results, the timing of announcement of results from the GLOBE Phase 3 study, regulatory approval of VB-111 in the targeted indications and the intended benefits of the adjustments to the GLOBE protocol. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, and the risk that historical clinical trial results may not be predictive of future trial results. In particular, results from our pivotal Phase 3 clinical trial of ofranergene obadenovec (VB-111) in rGBM may not support approval of ofranergene obadenovec for marketing in the United States, notwithstanding the positive results seen in prior clinical experience. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the U.S. Securities and Exchange Commission, including in our annual report on Form 20-F for the year ended December 31, 2015. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. VBL Therapeutics undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

INVESTOR CONTACT:

Michael Rice

LifeSci Advisors, LLC

(646) 597-6979